UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Oragenics, Inc.

--------------------------------------------------------------------------------

(Name of Issuer)

Common Stock, $.001 par value per share

--------------------------------------------------------------------------------

(Title of Class of Securities)

684023 10 4

--------------------------------------------------------------------------------

(CUSIP Number)

Daniel H. Luciano, Esq.

242A West Valley Brook Road

Califon, New Jersey 07830

(908) 832-5546

--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 16, 2008

--------------------------------------------------------------------------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the

following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

On June 29, 2009, as reported by the Issuer on its Form 8-K filed on July 6, 2009, it entered into and consummated a private placement of equity and debt financing pursuant to a Securities Purchase Agreement with an accredited investor.  Pursuant to this agreement, the Issuer issued 50,000,000 shares of its common Stock, and also issued approximately 1.5 million shares of common stock in related transactions. As a result of these issuances, the Reporting Persons beneficial ownership in the Issuer has been significantly reduced from 34.35% beneficial ownership to 15.21% beneficial ownership. This filing reflects that reduction.

CUSIP No. 684023 10 4

--------------------------------------------------------------------------------

      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

            George T. Hawes

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) ................................................................[  ]

            (b) ................................................................[  ]

--------------------------------------------------------------------------------

      3.    SEC Use Only .......................................................

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) PF

--------------------------------------------------------------------------------

      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to

            Items 2(d) or 2(e) .................................................

--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization   U.S.A.

--------------------------------------------------------------------------------

                  7.   Sole Voting Power   14,041,323

              ------------------------------------------------------------------

Number of

Shares           8.   Shared Voting Power ......................................

Beneficially

Owned by      ------------------------------------------------------------------

Each

Reporting        9.   Sole Dispositive Power   14,041,323

Person With

              ------------------------------------------------------------------

                10.   Shared Dispositive Power .................................

--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            14,041,323

--------------------------------------------------------------------------------

      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

            (See Instructions) [X]

--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11) 15.21%

--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------

Item  1. Security and Issuer

Title of class of securities to which this schedule relates:

  Common Stock, $.001 par value per share.

Issuer: Oragenics, Inc.

Address of Issuer: 13700 Progress Boulevard, Alucha, Florida 32615

Item 2.  Identity and Background

      (a)   Name of Reporting Person: George T. Hawes

      (b)   Residence or business address of Reporting Person: 390 Plandome Road, Suite 222, Manhasset, NY 11030.

      (c)   Present principal occupation of Reporting Person: Investor.

              Principal business address of Reporting Person: 390 Plandome Road, Suite 222,

                Manhasset, NY 11030.

      (d)   No.

      (e)   No.

      (f)   Citizenship: U.S.A

Item 3. Source and Amount of Funds or Other Consideration

On June 12, 2008, the Reporting Person purchased 5,557,778 shares of common stock and warrants to purchase 5,557,778 shares of common stock from the Issuer, for a total purchase price of $2,501,000. The warrants are exercisable for a period of five years at an exercise price of $1.30 per share. The purchase was made through the personal funds of the Reporting Person. On that same date, the Reporting Person gifted 3,000,000 of common stock warrants. Thus, the Reporting Person now has 2,557,778 stock purchase warrants.

Item 4. Purpose of Transaction

The purpose of the acquisition was an investment by the Reporting Person. There are no plans or proposals which the Reporting Person may have which relate to or would result in:

      (a)   The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      (b)   An extraordinary corporate transaction, such as a merger,

            reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c)   A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      (d)   Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

            except as to the Board appointment of the Reporting Person specified above;

      (e)   Any material change in the present capitalization or dividend policy of the issuer;

      (f)   Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

      (g)   Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h)   Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i)   A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

            or

      (j)   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

      (a)   The aggregate number and percentage of common stock beneficially owned by the Reporting Person: 14,041,323. The amount includes 2,557,778 shares issuable pursuant to currently exercisable stock warrants (after giving effect to the gift transaction described in Item 3 above). The amount excludes

             100,000 shares of common stock and warrants to purchase

             100,000 shares of common stock owned by the Reporting Person's wife,

              as to which the Reporting Person disclaims  beneficial ownership.

              The shares beneficially owned represent  approximately 15.21% of the common stock of the Issuer.

      (b)   The number of shares as to which there is sole power to vote and sole power to dispose: 14,041,323;

      (c)   None.

      (d)   Not Applicable

      (e)   Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Not Applicable

Item 7. Material to Be Filed as Exhibits

        Not Applicable

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2009

--------------------------

Date

/s/ George T. Hawes

--------------------------

Signature

George T. Hawes

--------------------------

Name/Title